# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO Municipal Income Fund, CIK 0001140392
CUSIP: 72200R800
Title of class of securities: Remarketable Variable Rate MuniFund Term Preferred Shares
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0000072971
Persons authorized to receive notices and communications: Vera Gurova, Senior Counsel,, Wells Fargo& Company, 401 S. Tryon Street, 26th Floor, Charlotte, North Carolina (NC), 28202, (704) 339-2335

## Reporting persons
- Wells Fargo & Company (CIK 0000072971): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wells Fargo Municipal Capital Strategies, LLC (CIK 0001585457): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Remarketable Variable Rate MuniFund Term Preferred Shares
Name of issuer: PIMCO Municipal Income Fund
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated September 20, 2023 and filed with the SEC on September 22, 2023 (the "Original Schedule 13D"), and as amended by Amendment No. 1 dated June 12, 2024 and filed with the SEC on June 14, 2024 ("Amendment No. 1"), for Wells Fargo & Company ("Wells Fargo") and Wells Fargo Municipal Capital Strategies, LLC ("Capital Strategies") (collectively, the "Reporting Persons") with respect to certain remarketable variable rate munifund term preferred shares ( "RVMTP Shares") of PIMCO Municipal Income Fund (the "Issuer").

This Amendment is being filed as a result of the reorganization of the Issuer into PIMCO Municipal Income Fund II ("PML") on August 1, 2025 (the "Reorganization") pursuant to which Capital Strategies exchanged its 204 RVMTP Shares of the Issuer (CUSIP No. 72200R800) for an equal number of RVMTP Shares of PML (CUSIP No. 72200W809).

## Item 2. Identity and Background
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of the Issuer into PML, Capital Strategies exchanged its 204 RVMTP Shares of the Issuer (CUSIP No. 72200R800) for an equal number of RVMTP Shares of PML (CUSIP No. 72200W809). As a result of the Reorganization, the Reporting Persons no longer own any RVMTP Shares of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"As a result of the Reorganization, the Reporting Persons no longer own any RVMTP Shares of the Issuer."

## Item 5. Interest in Securities of the Issuer
Other persons with the right to receive dividends or sale proceeds:
Item 5 of the Original Schedule 13D is hereby amended by deleting paragraph (d) therein and replacing it in its entirety with the following:

"(d) Not Applicable."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5 of the Original Schedule 13D is hereby amended by deleting paragraph (e) therein and replacing it in its entirety with the following:

"(e) On August 1, 2025, as a result of the Reorganization, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

"The responses of the Reporting Persons in Item 3 and Item 4 hereof are incorporated herein by reference. All voting arrangements and financing arrangements relating to the RVMTP Shares have been terminated as a result of the redemption of the RVMTP Shares."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney"

## Signatures
- Wells Fargo & Company: /s/ Patricia Arce, Patricia Arce, Designated Signer (08/05/2025)
- Wells Fargo Municipal Capital Strategies, LLC: /s/ Daniel Frizsell, Daniel Frizsell, Vice President (08/05/2025)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with the amended and restated Schedule I and Schedule II attached to this Amendment.